FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	August	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated August 15, 2006 (“Optus Offers UMTS-Enabled BlackBerry 8707g in Australia")

News Release dated August 23, 2006 (“Vodafone Launches BlackBerry Connect for Palm Treo 650 Smartphone in Australia")

News Release dated August 24, 2006 (“T-Mobile and RIM launch the new BlackBerry 7130g in the UK")

Page No 2 3 3

Document 1

August 15, 2006

FOR IMMEDIATE RELEASE

Optus Offers UMTS-Enabled BlackBerry 8707g in Australia

Sydney, Australia and Waterloo, ON - Optus and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have announced the UMTS-enabled BlackBerry® 8707g™ for customers in Australia.

The BlackBerry 8707g features popular and proven BlackBerry functionality including support for “push” email, phone, text messaging, organizer, browser and other corporate data applications. The handset can be also used as a tethered modem, providing customers with the ability to access the Internet from their laptops.

Together with Optus’ UMTS network, the BlackBerry 8707g allows users to simultaneously send and receive email, browse the Internet and use other applications while speaking on the phone, even while the handset is being used as a tethered modem.

Featuring a full QWERTY keyboard, the BlackBerry 8707g operates on 2100 MHz UMTS networks and also includes quad-band support on 850/900/1800/1900 MHz GSM/GPRS networks. The handset features 64 MB flash memory and supports attachment viewing of popular file formats (including JPEG, BMP, TIFF, Microsoft® Word, Excel and PowerPoint®, Corel® WordPerfect® and Adobe® PDF).

The high resolution QVGA (320x240) LCD display on the BlackBerry 8707g supports more than 65,000 colors and it incorporates intelligent light sensing technology that automatically adjusts the display and keyboard brightness to optimize visibility in outdoor, indoor and dark environments.

The BlackBerry 8707g features a built-in speakerphone and Bluetooth® support, dedicated “send,” “end” and “mute” keys, as well as intuitive call management features such as smart dialling, conference calling, speed dial and call forwarding.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single handset.

About Optus

Optus is an Australian leader in integrated telecommunications, delivering cutting-edge communications, information technology and entertainment services. In 2001 SingTel became the parent company of Optus, paving the way to become a strong and strategic telecommunications player within the Asia-Pacific region.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or .

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

August 23, 2006

FOR IMMEDIATE RELEASE

Vodafone Launches BlackBerry Connect for Palm Treo 650 Smartphone in Australia

Sydney, Australia, Sunnyvale, CA and Waterloo, ON – Vodafone Australia, Palm, Inc. (Nasdaq: PALM) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of BlackBerry® Connect™ for the Palm® Treo™ 650 smartphone on the Vodafone mobile network in Australia.(1)

The BlackBerry Connect software enables Vodafone’s new and existing Treo 650 users to enjoy push-based wireless email and calendar synchronization with BlackBerry Enterprise Server™.

“With the addition of Vodafone Australia’s support of BlackBerry Connect, we’re providing more customers greater flexibility and choice for meeting their mobile needs,” said John Hartnett, senior vice president of worldwide sales and customer relations for Palm. “Palm’s broad range of world-class, enterprise-strength mobile-computing solutions lets customers simplify their business and personal lives with the increased mobility offered by an all-in-one device.”

Ed Goff, general manager, Business Markets, at Vodafone Australia, said, “We’re changing the way Australian businesses operate with simple, but very smart mobile voice and data solutions. Vodafone is entirely focused on customers who want the freedom and flexibility to communicate and access information almost anytime and anywhere within coverage areas.”

“Vodafone has long supported the Treo product family, and now that we offer BlackBerry Connect on the Treo 650, our customers will enjoy a full, feature-rich mobile email experience,” added Goff.

Norm Lo, vice president for Asia Pacific at RIM, said, “Companies around the world are embracing the security, efficiency and robust management capabilities supported by BlackBerry and enjoying the many personal productivity and organizational workflow benefits enabled by BlackBerry wireless email. We are very pleased to provide BlackBerry Connect on the Treo 650 for Vodafone’s customers in Australia.”

BlackBerry Connect on the Treo 650 smartphone supports Microsoft Exchange® and IBM Lotus® Domino® customers with the following features:

o     "Push" Corporate Email delivers messages automatically -- and wirelessly -- to the Treo 650 smartphone's inbox. Changes to the inbox, including read/unread status and deletion, can be automatically synchronized between the user's email account and the Treo 650.
o     Wireless Calendar Synchronization keeps the Treo 650 smartphone's built-in Calendar up to date remotely, allowing users to receive, accept or decline meeting requests on the go.
o     Attachment Viewing lets users view Excel, Word, PowerPoint, and PDF documents in original format.(2)
o     Remote Address Lookup (RAL) allows users to search their corporate directory wirelessly for email addresses without the need to download every name to the Treo 650.
o     Enables centralized device management, including support for IT policies such as over-the-air device disablement and password device lock, as well as end-to-end security with Triple DES encryption.

About Palm, Inc.

Palm, Inc., a leader in mobile computing, strives to put the power of computing in people’s hands so they can access and share their most important information. The company’s products for consumers, mobile professionals and businesses include Palm® Treo™ smartphones, Palm handheld computers, and Palm LifeDrive™ mobile managers, as well as software, services and accessories.

Palm products are sold through select internet, retail, reseller and wireless operator channels throughout the world, and at Palm Retail Stores and Palm online stores (http://www.palm.com/store).

More information about Palm, Inc. is available at http://www.palm.com/au.

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications. Vodafone has equity interests in 26 countries and partner networks in a further 33 countries, with a proportionate customer base of over 179 million worldwide. For more information, please visit www.vodafone.com.au

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

(1)     Within wireless service coverage area only. Requires BlackBerry data services from a mobile service provider at an additional cost.

2)     Attachments that are sent via email can be opened by using the attachment viewing capabilities of BlackBerry Enterprise Server or via native file viewers on the Treo 650 smartphone. Please refer to the BlackBerry Connect for Treo 650 smartphone User Guide for supported files and size limitations.

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Jimmy Johnson
Palm, Inc.
408.617.7456
jimmy.johnson@palm.com

Palm Investor Relations
Sandy O'Halloran
408.617.7639
sandy.ohalloran@palm.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Palm, Treo and LifeDrive are among the trademarks or registered trademarks owned by or licensed to Palm, Inc. All other brand and product names are or may be trademarks of, and are used to identify products or services of, their respective owners.

Document 3

August 24, 2006

FOR IMMEDIATE RELEASE

T-Mobile and RIM launch the new BlackBerry 7130g in the UK

London, England and Waterloo, ON — T-Mobile and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced an expansion of T-Mobile’s portfolio of BlackBerry® handsets with the introduction of the new BlackBerry 7130g™ in the UK.

The BlackBerry 7130g provides an exceptional balance of performance, design and function for users that prefer a narrower phone-style design. It offers a premium phone experience with dedicated phone keys, speakerphone, polyphonic and MP3 ringtones, Bluetooth® support, quad-band network support for international roaming* and intuitive call management features such as smart dialing, conference calling, speed dialing and call forwarding. It also features SureType™ keyboard technology that enables quick and accurate message typing and phone dialing.

The BlackBerry 7130g features a re-engineered device platform and 64 MB flash memory, providing users with a highly responsive experience when browsing the web, viewing attachments and graphics, and running other mobile applications.

The BlackBerry 7130g also features a bright, high resolution color LCD display that incorporates intelligent light sensing technology to automatically optimize screen lighting levels for indoor and outdoor viewing.

Derek Williamson, Head of Business Marketing, T-Mobile UK says, “BlackBerry is becoming increasingly vital in helping both business customers and consumers access information when they want, where they want. T-Mobile is pleased to include the BlackBerry 7130g in our suite of BlackBerry offerings that further enable our customers to improve their productivity, reduce costs and enhance communications through the seamless access to information.”

“The BlackBerry solution provides users with the flexibility to manage their communication and information needs at their convenience – whether at home, while traveling or while in the office,” said Charmaine Eggberry, Vice President and Managing Director of EMEA at Research In Motion. “We are delighted to be working with T-Mobile to bring the BlackBerry 7130g to the UK for users that want uncompromised BlackBerry functionality in a sleek design.”

For larger businesses, the BlackBerry 7130g is supported by BlackBerry Enterprise Server™, which tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise® and works with existing enterprise systems to provide users and IT managers with advanced security features and enterprise-grade functionality, including push-based connectivity, single mailbox integration, remote address book look-up, and access to the hundreds of enterprise applications that are wirelessly enabled by the BlackBerry platform.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

About T-Mobile

T-Mobile is one of the world’s largest mobile operators with around 80 million customers worldwide and in the UK it is the network of choice for over 16 million customers, more than any other UK network.

T-Mobile has a range of innovative products and services such as Business 1-Plan, U-Fix, a tariff that combines pay-as-you-go and a monthly contract and Web’n’Walk Professional, which enables customers to access their systems and information on the move. T-Mobile’s network coverage is among the best in the UK (over 99% of the UK population) with one of the lowest dropped call rates. It offers the largest worldwide Wi-Fi network, with over 1,000 HotSpots in business-friendly locations in the UK and 19,000 worldwide, and offers a rapidly expanding 3G network across the UK.

For more information about T-Mobile UK, please visit www.t-mobile.co.uk

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

*Check with T-Mobile for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	August 28, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller